Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153092

Prospectus Supplement

(To Prospectus Dated May 18, 2009)

7,500,000 Shares

Common Stock

The selling stockholder is selling 7,500,000 shares of our common stock under this prospectus supplement.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SIRO.” The last reported sale price of our common stock on the NASDAQ Global Select Market on August 3, 2009 was $28.00 per share.

	Per Share	Total
Public offering price	$23.75	$178,125,000
Underwriting discounts and commissions	$1.0688	$8,016,000
Proceeds to the selling stockholder, before expenses	$22.6812	$170,109,000

The selling stockholder has granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 1,125,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

We expect that delivery of the shares will be made on or about August 12, 2009.

See “Risk Factors” beginning on page S-10 and in the documents incorporated by reference herein, including our annual report on Form 10-K, to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

J.P.Morgan	BofA Merrill Lynch

Co-Lead Manager

William Blair & Company

Co-Managers

Credit Suisse		Jefferies & Company

The date of this prospectus supplement is August 6, 2009

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read this prospectus supplement and the accompanying prospectus together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Certain Information by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We are currently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy (at prescribed rates) any such reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For further information concerning the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC’s Internet address at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus supplement does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. Any statements made in this prospectus supplement concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2008

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009

•	our Current Report on Form 8-K filed with the SEC on March 3, 2009

•	our Proxy Statement for the 2008 annual meeting of stockholders filed on January 28, 2009

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02, Item 7.01 or Item 8.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus supplement and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus supplement. Requests for such copies should be directed to Investor Relations, Sirona Dental Systems, Inc.; 30-30 47th Avenue, Suite 500; Long Island City, New York 11101 or via telephone at (718) 482-2011.

You should rely only on the information contained in this prospectus supplement, the attached prospectus, the documents incorporated by reference and any written communication from us specifying the final terms of the offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this prospectus supplement and incorporated by reference in this prospectus supplement, in particular statements found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, and in our Quarterly Reports on Form 10-Q, contains “forward-looking statements” within the meaning of the federal and state securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “estimates,” “anticipates,” or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make other forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will occur or be achieved. All forward-looking statements apply only as of the date made. Unless required by law, we undertake no obligation to update or revise forward-looking statements to reflect events or circumstances that have occurred since the date such statements were made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in, or contemplated by, this prospectus supplement. See “Risk Factors” for examples of factors, risks and uncertainties that could cause actual results to differ materially from those projected or assumed in our forward-looking statements. However, there may be other factors, including those discussed elsewhere in this prospectus supplement, which may cause our actual results to differ materially from the forward-looking statements. Any forward-looking statements should be considered in light of the risk factors specified in this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors” and the detailed information and financial statements, in each case, included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless the context otherwise indicates, the terms “Sirona,” “Company,” “we,” “us,” and “our” as used in this prospectus supplement refer to Sirona Dental Systems, Inc.

Our Company

We are the leading manufacturer of high-quality, technologically advanced dental equipment, and are focused on developing innovative systems and solutions for dentists around the world. Our business has grown substantially over the past five years, driven by numerous high-tech product introductions and a continued build-out of our sales and service infrastructure. We generated revenues of $757.1 million in the fiscal year ending September 30, 2008, with the U.S. market contributing 29.2% of revenue, or $220.9 million, the German market contributing $153.8 million, or 20.3%, and the rest of the world contributing 50.5% of revenue, or $382.4 million.

We have a long tradition of innovation in the dental industry. We introduced the first dental electric drill 130 years ago, the first dental X-ray unit 100 years ago, the first dental computer-aided design/computer-aided manufacturing (“CAD/CAM”) system 23 years ago, and numerous other significant innovations in dentistry. Our track record of innovation continues today, with numerous recent product launches, including the CEREC AC unit (launched in January 2009), the Galileos Compact 3D imaging system (launched in July 2008), the TENEO treatment center (launched in July 2008) and the MCXL CAD/CAM milling unit (launched in March 2007).

Our Segments

We report our worldwide operations in four business segments:

•

Dental CAD/CAM Systems. We pioneered the application of CAD/CAM techniques in dentistry with the commercialization of our CEREC (CEramic REConstruction) method. CEREC is an in-office solution that enables dentists to produce high-quality restorations from ceramic materials and place them in a patient’s mouth in a single appointment. To date, we have an installed base of over 25,000 CAD/CAM systems in dental offices worldwide. In the dental laboratory market we have a leading market position, with over 4,000 inLab CAD/CAM systems installed. Our inEos scanner offers our dental lab customers the means to capture a complete range of digital models in less than 10 seconds. In addition, we provide centralized CAD/CAM manufacturing through our infiniDent service; offer the most advanced digital impression system on the market (CEREC AC); possess the largest digital network for digital impressions and 3D models (CEREC Connect); and remain the only company to have successfully integrated CAD/CAM and 3D imaging technology.

•

Imaging Systems. Our Imaging Systems products comprise a broad range of equipment and technology for diagnostic imaging in the dental practice, including intraoral, panoramic and 3D imaging systems. Intraoral x-ray equipment typically takes images of one or a few teeth. Our panoramic models, which we market under the Orthophos XG line, produce images of the entire jaw structure and provide general practitioners and specialists with a wide variety of diagnostic capabilities. In July 2006 we introduced our GALILEOS Comfort 3D-imaging unit, and in July 2008 we launched GALILEOS Compact 3D-imaging unit, specifically tailored to meet the needs of the general practitioner. Today, three-dimensional imaging offers dentists unprecedented diagnostic and therapeutic options in the fields of surgery, prosthetics, orthodontics and restorative dentistry.

•

Treatment Centers. Our Treatment Center products range from basic dentist chairs to sophisticated chair-based units with integrated diagnostic, hygiene and ergonomic functionalities, as well as specialist centers used for training purposes. Treatment centers are generally configured to meet the preferences of dentists within each region. Our treatment center configurations and system integration are designed to enhance productivity by creating a seamless workflow within the dental practice. We have treatment center design and production facilities in Germany, and we have also established low-cost manufacturing capabilities in China.

•

Instruments. Our Instruments products include high-tech, hand-held, power-operated handpieces for cavity preparation, endodontics, periodontology and prophylaxis. Special application devices that we recently launched include: SIROLaser, a versatile, compact, convenient diode laser that can be used in endodontics, periodontology and oral surgery; PerioScan, an all-in-one ultrasonic scaling unit, enabling both diagnosis and treatment of dental calculus with a single device; and SIROEndo, a root canal preparation unit that can be attached to any treatment center. Our instruments are often sold as packages in combination with treatment centers.

Our Industry

We believe that we are favorably positioned to benefit from several trends in the global dental industry, including:

•

Technological innovation. New dental technologies offer improved dental care to patients, enable dentists to enhance productivity, increase profitability, and increase their control over the entire treatment process. Recent innovations in the dental industry include the digitization of the dental practice, digital radiography, 3D imaging, and CAD/CAM restorative dentistry. New techniques in restorative and implant dentistry require new types of equipment that support these advanced treatment methods.

•

Increased use of CAD/CAM systems in restorative dentistry. As a result of developments in CAD/CAM technology and improvements in ceramic dental restorative materials, the dental industry continues its shift to restorations created with CAD/CAM technology. For example, in-office dental CAD/CAM technology enables dentists to create high-quality restorations that offer patients the convenience of single-visit restorations. Dental CAD/CAM technology has also been adopted in the dental laboratory market due to increased precision, speed and quality.

•

Shift to digital imaging. The imaging segment continues to benefit from an industry wide shift away from film based dental imaging systems towards digital imaging systems. Digital imaging has a number of advantages over film, as dentists: are able to conduct improved diagnostic analyses; are exposed to significantly lower dosages of radiation; do not need to spend thousands of dollars on film each year; do not need to spend time developing film; do not need a dark room; do not need to buy and store chemicals; can shoot an X-ray during a procedure (not possible with film); can easily store and retrieve X-ray images; and can significantly increase their practice productivity.

•

Large, underpenetrated markets. Dental CAD/CAM and digital imaging remain largely underpenetrated markets given the value proposition they represent to a dentist. We estimate that dental CAD/CAM equipment is currently installed in only 9% of U.S. dental practices and 11% of German practices. We estimate that digital imaging equipment is used by a minority of dental practices in the U.S. We believe that ongoing technological advances and continued efforts to grow awareness can result in increased penetration of these technologies in the dental market.

•

Favorable demographic trends. Growth in the worldwide population, coupled with increased life expectancy, has resulted in a growing elderly patient population. Older patients spend more on dental services and visit the dentist more regularly than do younger dental patients. In addition, increasing levels of disposable income around the world are driving increased dental expenditures, particularly preventive and cosmetic treatments.

•

Growing patient focus on dental health and cosmetic appearance. As a consequence of greater health awareness, patients have become more focused on retaining and improving the appearance of natural teeth. This trend has resulted in a reduction in the number of “drill and fill” treatments performed by dentists and an increase in the number of patients demanding cosmetic dentistry and specialized procedures to preserve and retain natural teeth longer.

Key Competitive Strengths

As the technology leader in the dental equipment industry, we believe that we are uniquely positioned to benefit from favorable trends in our industry. We believe the following strengths provide us with a competitive advantage in the markets we serve:

•

Technology leadership. With over 200 engineers and scientists, we believe we have the largest research and development (“R&D”) team and R&D budget in the industry, and we continue to make a significant investment in our R&D activities. These investments have resulted in a steady stream of innovative and profitable new products, including digital imaging and dental CAD/CAM systems.

•

Global leadership positions across all categories. We believe that we have the largest global installed base of any dental equipment company. Over the past few years, we have increased our global footprint by building out our operations. Between fiscal 2004 and 2008, we increased revenues in non-U.S. and non-German markets from $191 million to $382 million. This growth was primarily driven by expansion of our sales and service infrastructure in various markets. We believe that our global sales and marketing, service and manufacturing infrastructure gives us a competitive advantage and will enable us to continue growing our business on a global basis.

•

Comprehensive product portfolio with significant growth potential. With the broadest product portfolio in the industry, we are the only company capable of fully outfitting and integrating a dental practice. Our R&D efforts continue to broaden our high-tech portfolio. For example, in March 2009, we introduced the Galileos/CEREC integration which combines 3D imaging and CAD/CAM technology, enabling general practitioners to place implants with ease and safety. Notably, we are the only company that offers both technologies.

•

Strong relationships with key distribution partners and international dealer network. We distribute our products globally to dental practices, clinics and laboratories through an international network of more than 300 distributors. Distributors typically cover both dental equipment and consumables and have regular contact with dentists. Our primary distributors in the U.S. are Patterson Companies, Inc. and Henry Schein, Inc. Outside of the U.S., Henry Schein, Inc. is our largest distributor. We work closely with our distribution partners to train their technicians and sales representatives to fully understand our product portfolio. We continually train over 5,000 sales and service professionals each year to ensure optimal marketing of our products and high standards of quality in after-sale service.

•

Leading global brand. We are widely recognized as the leading innovator in the dental industry. We possess significant first-mover advantage in the growing CAD/CAM market. We launched the category 23 years ago with the introduction of the CEREC 1 system. Since then, we have continued to improve the in-office chair-side CAD/CAM system with the introduction of CEREC 2 in 1994, CEREC 3 in 2000, CEREC 3D in 2005 (with new software that allowed dentists to visualize the restoration in three dimensions), MC XL milling unit in 2007 (a significantly faster and more precise unit), Biogeneric software in 2007 (new software which virtually eliminated the CAD portion of the CAD/CAM process), and the CEREC AC acquisition unit in 2009 (a fast, precise unit that allows the dentist to quickly and easily acquire 3D images, including multi-span restoration areas). To date, we have a worldwide installed base of over 25,000 CAD/CAM systems in dental offices and over 4,000 inLab systems in dental laboratories.

•

Strong financial position. Over the past five fiscal years, we have increased our revenues at a CAGR of 18% with a correspondingly significant increase in our profitability. We have made substantial progress deleveraging our balance sheet, and recently we announced early repayment of $78 million in debt, six months ahead of schedule.

Business Strategy

Our objective is to maintain our global leadership position and to expand our presence worldwide. To achieve this goal management is pursuing the following principal strategies:

•

Maintain technological leadership through continued investments in R&D. Technological innovation and leadership are essential to the success and competitiveness of all our products. We believe we continue to set the standard in new product development in the dental industry. Numerous examples, including our recent CEREC AC product launch, demonstrate our strong innovation track record. Our R&D efforts ensure that we continue to improve existing products by introducing additional features and expanding product functionality. Finally, we continue to optimize our cost structure by executing on our ongoing “design to cost” initiatives.

•

Continue global expansion. We continue to drive international expansion with differentiated strategies for individual regional markets. Over the last three years we have expanded our local presence and distribution channels globally by establishing new sales and service locations in selected markets, such as Japan, Australia, China, Italy, the U.K. and France.

•

Drive increased penetration of advanced technologies in the dental industry. We believe CAD/CAM and digital imaging are two of the most significant innovations in dentistry over the past several years. However, they remain fairly underpenetrated to date. Given the relatively low penetration rates of CAD/CAM and digital imaging technologies, we believe there exists a significant opportunity to expand usage by dental health professionals in the U.S. and internationally. We continue to focus on driving penetration and growth through our focused education efforts, as well as the expansion of our sales and service infrastructure in various markets around the world.

•

Selectively pursue external investments. We plan to continue augmenting our own R&D development efforts by selectively licensing and acquiring novel technologies and products which expand our product portfolio and our ability to service the needs of our customers. We may also selectively pursue partnerships or acquisitions that help us access new commercial markets and geographic regions.

Principal Shareholder

Prior to the consummation of this offering, Sirona Holdings Luxco S.C.A. (“Luxco”) owned approximately 67.3% of our common stock. Following the consummation of this offering, Luxco will own approximately 53.6% of our common stock, assuming no exercise of the underwriters’ overallotment option.

Luxco is a Luxembourg-based holding entity controlled by a fund owned by Madison Dearborn Partners. Madison Dearborn is a leading private equity investment firm based in Chicago, Illinois. Madison Dearborn has raised investment funds with more than $18 billion in limited partner commitments.

Madison Dearborn focuses on investments in several specific industry sectors, including healthcare, basic industries (which includes companies in the utilities, chemicals, paper and packaging, natural resources, and general manufacturing and service industries), communications, consumer and financial services. Beecken Petty O’Keefe, certain members of our management and certain of our directors and employees are investors in Luxco. For further information on Luxco, please see “Selling Stockholder.”

Our Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 30-30 47th Avenue, Suite 500, Long Island City, New York 11101. The telephone number for our principal executive offices is (718) 482-2011. Our Internet address is http://www.sirona.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included in this document for reference only.

THE OFFERING

Issuer	Sirona Dental Systems, Inc.

Shares of common stock offered by the selling stockholder	7,500,000 shares (8,625,000 shares if the underwriters’ overallotment option is exercised in full).

Shares outstanding after consummation of the offering	The offering includes common stock outstanding and does not affect the 54,944,955 shares outstanding prior to the offering.

Use of proceeds	We will not receive any proceeds from the sale of stock by the selling stockholder.

The NASDAQ Global Select Market symbol	SIRO

Risk Factors

Before investing in our common stock, you should carefully read and consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” and in the documents incorporated by reference herein, including our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, as amended.

Unless we specifically state otherwise, all information in this prospectus supplement assumes no exercise by the underwriters of their overallotment option to purchase 1,125,000 shares of common stock from the selling stockholder to cover overallotments.

SUMMARY HISTORICAL AND OTHER FINANCIAL DATA

The following table presents our summary historical and other financial data, which you should read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement. The summary historical consolidated financial data for the fiscal years ended September 30, 2008, September 30, 2007 and September 30, 2006 have been derived from our audited financial statements which are incorporated by reference herein. The data for the nine-month periods ended June 30, 2009 and June 30, 2008 was derived from unaudited condensed and consolidated financial statements, which are incorporated by reference herein, which in our opinion contains all adjustments necessary for a fair statement of the interim financial data. Results for interim periods are not necessarily indicative of results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results expected in the future.

On September 25, 2005, Schick Technologies, Inc., a Delaware Corporation (“Schick”), which on June 20, 2006 was renamed Sirona Dental Systems, Inc., entered into an Exchange Agreement with Luxco and Sirona Holding GmbH (“Sirona Holding”) providing for the issuance of 36,972,480 shares of Schick common stock to Luxco in exchange for Luxco’s entire economic interest in Sirona Holding, which consisted of all of the issued and outstanding share capital of Sirona Holding and the existing indebtedness of Sirona Holding owed to Luxco in the principal amount of Euro 151 million plus accrued interest (the “Exchange”). The Exchange closed on June 20, 2006. For accounting purposes, the Exchange is accounted for as a reverse acquisition of Schick by Sirona Holding. The historical financial statements of Sirona Holding and its predecessors and the historical financial statements of the Company, and the acquisition by Sirona Holding of the assets and liabilities of Schick, are accounted for under the purchase method of accounting. Results of operations of Schick and its wholly owned subsidiary have been included in our financial statements from June 20, 2006, the effective date of the Exchange.

	(Unaudited) Nine Months Ended June 30,		Year Ended September 30,
	2009	2008	2008	2007	2006
	(numbers in thousands except per share data)
Statement of Operations Data:
Revenue	$525,123	$576,505	$757,111	$659,949	$520,604
Cost of sales	271,009	312,286	411,489	355,475	278,685

Gross profit	254,114	264,219	345,622	304,474	241,919
Operating expenses/(income):
Selling, general and administrative expense	166,907	180,238	242,293	203,597	148,715
Research and development	30,998	37,504	48,744	46,945	33,107
Provision for doubtful accounts and notes receivable	867	355	824	217	348
Write off of in-process research and development	—	—	—	—	6,000
Net other operating (income)/expense	(5,072)	(7,500)	(10,000)	(162)	1,733

Operating income/(loss)	60,414	53,622	63,761	53,877	52,016
Non-operating expense, net	24,134	4,183	24,825	32,100	43,683

Income/(loss) before income taxes and minority interest	36,280	49,439	38,936	21,777	8,333
Income tax provision/(benefit)	9,045	14,832	9,337	(34,877)	7,360
Minority interest	613	(17)	160	185	218

Net income/(loss)	$26,622	$34,624	$29,439	$56,469	$755

Basic earnings (loss) per share	$0.49	$0.63	$0.54	$1.03	$0.02
Basic weighted average shares	54,861,885	54,785,915	54,797,493	54,701,997	41,884,704
Diluted earnings (loss) per share	$0.48	$0.63	$0.53	$1.02	$0.02
Diluted weighted average shares	55,198,333	55,278,246	55,287,095	55,538,462	42,206,637

	(Unaudited) Nine Months Ended June 30,		Year Ended September 30,
	2009	2008	2008	2007	2006
	(numbers in thousands except per share data)

Other Data:
Net cash provided by operating activities	$75,411	$50,942	$94,685	$79,175	$96,714
Net cash used in investing activities	(9,697)	(27,371)	(36,794)	(37,531)	(6,317)
Net cash used in financing activities	(79,594)	(9,219)	(8,538)	(29,588)	(78,493)

Increase in cash during the period	$(13,880)	$14,352	$49,353	$12,056	$11,904

	(Unaudited) As of June 30,		As of September 30,
	2009	2008	2008	2007	2006
	(numbers in thousands)
Balance Sheet Data:
Cash and equivalents	$134,135	$122,826	$149,663	$99,842	$80,560
Working capital	206,144	211,701	214,361	131,871	101,765
Total assets	1,586,033	1,782,811	1,659,005	1,657,743	1,541,004
Total debt	463,601	590,700	553,443	563,184	533,372
Non-current liabilities	745,077	933,714	857,637	885,807	929,009
Total liabilities	892,669	1,072,764	998,036	1,048,193	1,052,895
Retained earnings (accumulated deficit)	65,124	43,687	38,502	9,063	(47,406)
Shareholders’ equity	692,111	709,543	660,343	609,066	487,846

	(Unaudited) Nine Months Ended June 30,		Year Ended September 30,
	2009	2008	2008	2007	2006
	(numbers in thousands)
Net income (loss)	$26,622	$34,624	$29,439	$56,469	$755
Adjusted for:
Net Interest expense	16,988	20,046	26,795	28,166	54,275
Provision/(benefit) for income taxes	9,045	14,832	9,337	(34,877)	7,360
Depreciation	14,575	12,777	17,744	14,646	12,543
Amortization	52,905	68,716	91,649	78,994	54,311

EBITDA	$120,135	$150,995	$174,964	$143,398	$129,244

EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable U.S. GAAP measure, in the accompanying financial tables. EBITDA is defined as net earnings before interest, taxes, depreciation, and amortization. Our management utilizes EBITDA as an operating performance measure in conjunction with U.S. GAAP measures, such as net income and gross margin calculated in conformity with U.S. GAAP. EBITDA should not be considered in isolation or as a substitute for net income prepared in accordance with U.S. GAAP. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and using this non-GAAP financial measure. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital and intangible assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of costs and impacts our ability to operate.

In addition, other companies may define EBITDA differently. EBITDA, as well as the other information in this filing, should be read in conjunction with our consolidated financial statements and footnotes incorporated herein by reference.

In addition to EBITDA, the accompanying financial tables also set forth certain supplementary information that we believe is useful for investors in evaluating our underlying operations. This supplemental information includes gains/losses recorded in the periods presented which relate to the early extinguishment of debt, share based compensation, revaluation of U.S. Dollar-denominated exclusivity payment and borrowings where the functional currency is Euro, and our acquisition of Schick Technologies, Inc. in 2006. Our management believes that these items are either nonrecurring or noncash in nature, and should be considered by investors in assessing our financial condition, operating performance and underlying strength.

Our management uses EBITDA together with this supplemental information as an integral part of its reporting and planning processes and as one of the primary measures to, among other things:

(i)	monitor and evaluate the performance of our business operations;

(ii)	facilitate management’s internal comparisons of the historical operating performance of our business operations;

(iii)	facilitate management’s external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv)	analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(v)	plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

Our management believes that EBITDA and the supplemental information provided is useful to investors as it provides them with disclosures of our operating results on the same basis as that used by our management.

Supplemental Information

	(Unaudited) Nine Months Ended June 30,		Year Ended September 30,
	2009	2008	2008	2007	2006
	(numbers in thousands)
Write off of in-process research and development	$—	$—	$—	$—	$6,000
Fair Value increase in inventory	—	—	—	—	750
Loss on debt extinguishment	—	—	—	21,145	—
Share-based compensation	11,553	11,466	15,556	14,400	3,537
Unrealized, non-cash (gain) on revaluation of the carrying value of the $-denominated exclusivity fee	1,512	(10,221)	(1,424)	(11,274)	(4,972)
Foreign currency exchange (gain) on the early extinguishment of $-denominated bank debt	—	—	—	(3,885)	—
Unrealized, non-cash (gain) on revaluation of the carrying value of short-term intra-group loans	830	(6,547)	(565)	(6,572)	(6,022)

Total	$13,895	$(5,302)	$13,567	$13,814	$(707)

RISK FACTORS

Investing in our common stock involves substantial risk. Our business, operating results and cash flows can be impacted by a number of factors, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. Along with the risks and uncertainties listed below you should carefully consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and in our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009, which are incorporated by reference in this prospectus supplement, and which may be amended, supplemented or superseded from time to time by other documents we file with the SEC in the future (see “Incorporation of Certain Information by Reference”).

Risks Related to Our Common Stock and this Offering

Shares eligible for sale in the future may cause the trading price for our common stock to decline.

A registration agreement provides for certain registration rights with respect to shares held by Luxco. Pursuant to the registration agreement, any group of holders of at least a majority of the common stock with registration rights will be able to require us to register all or part of their shares three times on a Form S-1 or an unlimited number of times on a Form S-3, provided that, in the case of a registration on Form S-3, the aggregate offering value of the securities to be registered must equal at least $20 million. In addition, the holders of common stock with registration rights will be able to require us to include their shares in future registration statements that we file, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. The registration statement of which the accompanying prospectus forms a part covers 36,972,480 shares, including the shares offered herein.

Sales of a substantial number of shares of our common stock following this offering, the perception that these sales could occur, or the possibility of additional shares, through the exercise of the registration rights associated with such shares, being eligible for sale may depress the trading price of our common stock. These sales could also impair our ability to raise capital through a sale of our equity securities. Our certificate of incorporation authorizes us to issue 95,000,000 shares of common stock. As of July 31, 2009, 54,944,955 shares of common stock were outstanding, of which we believe approximately 37,709,825 shares were not freely tradeable as of such date, subject to the registration rights agreement and the shares registered pursuant to the registration statement. In addition, we had 3,592,064 shares subject to issuance covered by options and we had no outstanding warrants.

The number of shares of common stock eligible for sale in the public market is limited by restrictions under federal securities law and may also be restricted under any agreements entered into with any underwriters who may participate in this offering. Those agreements restrict these persons, including the selling stockholder, from selling, pledging or otherwise disposing of their shares for a period of 90 days after the date of this prospectus supplement without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. However, J.P. Morgan Securities Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated in its sole discretion, at any time or from time to time and without notice may release all or any portion of the common stock from the restrictions of the lock-up agreements.

Issuances of stock by us could dilute the interest of our existing stockholders and sales by us or our stockholders may reduce the trading price of our common stock.

Our stockholders may not receive dividends because of restrictions in our senior credit agreement, Delaware law and state regulatory requirements.

Though we may consider paying dividends in the future, we currently have no plans to do so. The payment of dividends is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors. Our ability to pay dividends is restricted by the terms of our senior credit agreement, as well as Delaware law and state regulatory authorities. In addition, we and our subsidiaries are permitted under the terms of our senior credit agreement to incur additional indebtedness that may restrict or prohibit the payment of dividends. Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends.

Our largest stockholder can exert influence over us and may have interests that diverge from yours.

Luxco owns approximately 67.3% of our outstanding common stock prior to this offering and will continue to own approximately 53.6% after the offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, Luxco has the voting power to significantly influence our policies, business and affairs, and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all, or substantially all, of our assets. This concentration in control may have the effect of delaying, deterring or preventing a change in control that otherwise could result in a premium in the price of our common stock.

Luxco may have interests that diverge from those of other holders of our common stock. As a result, Luxco may vote the shares it owns or otherwise cause us to take actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our common stock.

Certain provisions of our certificate of incorporation and bylaws and Delaware law could discourage, delay, or prevent a merger or acquisition at a premium price.

The provisions of our certificate of incorporation and bylaws may also deter, delay or prevent a third-party from acquiring us. These provisions include:

•	limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

•	the authority of the board of directors to adopt amendments to our bylaws without shareholder approval;

•	the inability of stockholders to act by written consent or to call special meetings after such time as the existing stockholders own less than 25% of our common stock;

•	a classified board of directors with staggered three-year terms;

•	advance notice requirements for nominations for election to the board of directors and for stockholder proposals;

•	the ability of Luxco to elect directors that have the majority of the voting power of the board of directors; and

•

the authority of our board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

We are also subject to the protections of Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained.

In addition, in the event of a “change of control” as defined in our senior credit agreement, we may be required to, among other things, repay all of our obligations outstanding under the senior credit agreement, with interest thereon, which could materially adversely impact the value of our common stock.

These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

The market price of our common stock may fluctuate significantly, and this may make it difficult for holders to resell our common stock when they want or at prices that they find attractive.

The price of our common stock on the NASDAQ Global Select Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	changes in market conditions;

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in the economy and the financial markets;

•	departures of key personnel;

•	changes in governmental regulations; and

•	geopolitical conditions, such as acts or threats of terrorism or military conflicts.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholder. We will bear all costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including, but not limited to, all registration and filing fees, fees and expenses of our counsel and our accountants and fees and expenses of counsel to the selling stockholder. The selling stockholder will pay any underwriting discounts and commissions and brokerage expenses incurred by the selling stockholder in connection with its sales of common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is currently traded publicly on the NASDAQ Global Select Market. In connection with our acquisition of Schick Technologies, Inc. in 2006, we changed our trading symbol to “SIRO” from “SCHK.”

The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sale prices, as quoted on NASDAQ. These prices do not include retail markups, markdowns or commissions.

	High	Low
Fiscal Year Ended September 30, 2008
First Quarter	$38.72	$24.71
Second Quarter	$33.80	$23.91
Third Quarter	$29.96	$25.09
Fourth Quarter	$29.99	$21.11

Fiscal Year Ended September 30, 2009
First Quarter	$22.89	$8.47
Second Quarter	$15.11	$9.91
Third Quarter	$20.96	$13.78
Fourth Quarter (to August 3, 2009)	$28.83	$20.17

On August 3, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $28.00 per share.

Holders of Record

As of July 31, 2009, we had approximately 95 holders of record of our common stock.

Dividends

We have never declared or paid dividends on our common stock, except for the $2.50 per share dividend paid to our shareholders in connection with the reverse acquisition of Schick Technologies, Inc. (“Schick”) in June 2006 (which we refer to as the “Exchange”). We do not currently intend to pay any dividends. From time to time management may evaluate our dividend policies. However, the payment of dividends to holders of our common stock will be entirely at the discretion of our board of directors and will depend on a variety of factors, including our financial condition, earnings, legal requirements and other factors that our board of directors deems relevant. The term of our current and future indebtedness may also restrict us from paying dividends.

SELLING STOCKHOLDER

Unless otherwise noted, the following table sets forth information as of July 31, 2009 regarding the beneficial ownership of the common stock held by the selling stockholder.

	Shares Beneficially Owned Prior to This Offering		Number of Shares Offered(2)	Shares Beneficially Owned After This Offering(3)
Name	Number(1)	Percent		Number	Percent
Sirona Holdings Luxco S.C.A.(4)(5)	36,972,480	67.3%	7,500,000	29,472,480	53.6%

(1)	Beneficial ownership is determined in accordance with rules of the SEC and includes voting power and/or investment power with respect to securities.
(2)	Assumes no exercise of the underwriters’ over-allotment option. In the event the underwriters’ over-allotment option is fully exercised, Luxco will own 28,347,480 shares of common stock after the offering, representing 51.6% of our common stock.
(3)	Assumes that the selling stockholder disposes of all of the shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.
(4)	The offices of Luxco are located at 412F route d’Esch, L-1030 Luxembourg. On June 30, 2005, Luxco obtained control over the Sirona business. The transaction was effected by using new legal entities, Sirona Holding GmbH and its wholly owned subsidiary Sirona Dental Services GmbH, to acquire 100% of the interest in Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, the former parent of the Sirona business, through a leveraged buy-out transaction (the “MDP Transaction”). Sirona Holdings S.A. is the sole manager of Luxco and may therefore be deemed the beneficial owner of the shares, and its offices are located at 412F route d’Esch, L-1030 Luxembourg. MDCP IV Global Investments LP is the controlling shareholder of Sirona Holdings S.A. and may therefore be deemed the beneficial owner of the shares, and its offices are located at c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. MDP IV Global GP, LP is the sole general partner of MDCP IV Global Investments LP and may therefore be deemed the beneficial owner of the shares, and its offices are located at c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. MDP Global Investors Limited is the sole general partner of MDP IV Global GP, LP and may therefore be deemed the beneficial owner of the shares, and its offices are located at c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. A majority of the following members of MDP Global Investors Limited have the authority to vote or dispose of the shares held by MDCP IV Global Investments LP: John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, Paul R. Wood, Benjamin D. Chereskin, Justin S. Huscher, James N. Perry, Jr., Thomas R. Reusche, Cynthia Reusche, Timothy P. Sullivan, Nicholas W. Alexos, Robin P. Selati, Gary J. Little GST Exempt Marital Trust, David F. Mosher and Thomas Souleles. Each of the members of MDP Global Investors Limited and each of MDCP IV Global Investments LP, MDP IV Global GP, LP and MDP Global Investors Limited disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. The address for each of the members of MDP Global Investors Limited is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602.
(5)	Although Jost Fischer, our Chief Executive Officer, Simone Blank, our Chief Financial Officer, Theo Haar, our Executive Vice President, and Harry M. Jensen Kraemer, Jr. and David K. Beecken, two of our directors, do not have voting or dispositive power over the securities held by Luxco, each owns securities of Luxco with varying rights to participate in distributions by Luxco. Although these securities do not directly translate to an indirect percentage ownership interest of the Company, Luxco estimates that Mr. Fischer, Ms. Blank, Mr. Haar, Mr. Kraemer, Mr. Beecken and Beecken Petty O’Keefe and Company, of which Mr. Beecken is a partner, would be entitled to approximately 7.0%, 4.7%, 1.1%, 0.4, 0.3% and 6.7%, respectively, of the distributions of Luxco that would be received in a 100% sale of Luxco based upon the estimated value of the investment as of July 31, 2009. These percentages following the offering will depend upon the net proceeds from the sale of the common stock in the offering. Following the offering, we estimate that these officers and directors would be entitled to approximately 7.6%, 5.1%, 1.2%, 0.4%, 0.3% and 6.5%, respectively, of the distributions of Luxco that would be received in a 100% sale of Luxco, giving effect to the distribution of the estimated net proceeds of the offering. Because MDCP IV Global Investment LP, Beecken Petty O’Keefe and Company and certain other non-management investors hold a higher percentage of Luxco securities that are entitled to a preference on distributions, the net residual percentage held by management will increase after this offering.

UNDERWRITING

The selling stockholder is offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives and joint book-running managers of the underwriters in the offering to which this prospectus supplement relates. William Blair & Company, L.L.C. is serving as co-lead manager. We and the selling stockholder have entered into an underwriting agreement with representatives of the underwriters listed below. Subject to the terms and conditions of the underwriting agreement, the selling stockholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.	3,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,000,000
William Blair & Company, L.L.C.	900,000
Credit Suisse Securities (USA) LLC	300,000
Jefferies & Company, Inc.	300,000

Total	7,500,000

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.6413 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.1000 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,125,000 additional shares of common stock from the selling stockholder to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Commissions

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholder per share of common stock. The underwriting fee is $1.0688 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the selling stockholder without over-allotment exercise	Paid by the selling stockholder with over-allotment exercise
Per Share	$1.0688	$1.0688
Total	$8,016,000	$9,218,400

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $328,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, the selling stockholder and management have agreed that, with limited exceptions, for a period of 90 days after the date of the final prospectus, they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus. These restrictions shall not apply to sales of common stock in this offering.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in each case other than (A) our common stock to be sold by such directors and executive officers pursuant to the underwriting agreement, (B) transfers of shares of our common stock as a bona fide gift or gifts, and (C) distributions of shares of our common stock to members or stockholders of such directors and executive officers; provided that in the case of any transfer or distribution pursuant to clause (B) or (C), each donee or distributee shall execute and deliver to J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (B) or (C), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above).

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the “Securities Act.”

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SIRO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ stock market, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In particular, under our senior facilities agreement dated November 22, 2006, J.P. Morgan PLC., is a joint lead arranger and a joint bookrunner, J.P. Morgan Chase Bank, N.A. is a joint original lender and J.P. Morgan Europe Limited is acting as the facility agent. Certain affiliates of the underwriters are lenders under our senior facilities agreement.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement and accompanying prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Market Act 2000 (“FSMA”) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us, and all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom.

This prospectus supplement is directed solely at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments and who fall within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (FPO) or (iii) are high net worth entities and other persons to whom such communication may otherwise lawfully be made falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). This prospectus supplement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that an offer of shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of shares which are the subject of the offering contemplated in this prospectus supplement should only do so in circumstances in which no obligation arises for the issuer or the joint book-running managers to produce a prospectus for such offer. Neither the issuer or the joint book-running managers have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the joint book-running managers which constitute the final offering of shares contemplated in this prospectus supplement.

For the purposes of this provision and the buyer’s representation below, the expression “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus supplement under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each joint book-running manager that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of a joint book-running manager has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

NOTICE TO PROSPECTIVE INVESTORS IN THE DUBAI INTERNATIONAL FINANCIAL CENTRE

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our common stock is a summary of specified provisions of our amended and restated certificate of incorporation and bylaws. This description is subject to relevant provisions of the General Corporation Law of the State of Delaware, or “DGCL,” and reference to our actual amended and restated certificate of incorporation and bylaws. Our current amended and restated certificate of incorporation and bylaws are exhibits to the registration statement of which this prospectus supplement is a part.

Capital Stock

General

We are authorized to issue 95,000,000 shares of common stock and 5,000,000 shares of preferred stock. The par value of each share of common stock and preferred stock is $0.01.

Common Stock

Subject to prior rights of the holders, if any, of the shares of preferred stock, the holders of shares of common stock are entitled to share ratably in any distribution of our assets upon dissolution, liquidation or winding up, after the satisfaction of all debts and other liabilities. In general, holders of our common stock are entitled to one vote for each share of common stock they own and do not have cumulative voting rights.

Preferred Stock

Our board of directors is authorized to issue shares of preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix the voting powers, if any, and other rights of the shares of each such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of our common stock. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Election of Directors

Our directors are elected by a plurality of the votes of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote in the election of directors. Our Board of Directors is currently composed of ten members divided into three classes. The members of each class are elected to serve three-year terms with the term of office of each class ending in successive years.

Anti-Takeover Effects of Unissued Shares

Common Stock

We have 54,944,955 shares of common stock outstanding as of July 31, 2009. The remaining shares of authorized but unissued common stock will be available for future issuance. While the additional shares are not designed to deter or prevent a change of control, under some circumstances, we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing shares in private placements to purchasers who might side with our board of directors opposing a hostile takeover bid.

Preferred Stock

The existence of authorized but unissued shares of preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid, since we could, for example, issue preferred stock to parties who might oppose such a takeover bid or contain terms that a potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, discourage bids for the common stock at a premium over market and adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

CERTAIN MATERIAL U.S. FEDERAL INCOME

AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder as of the date hereof. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the U.S.;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in, or under the laws of, the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or.

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with taxes other than the federal income and estate tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income and estate tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the basis in your shares of our common stock, but not below zero, and then will be treated as described under “Gain on Disposition of Common Stock” below.

If you wish to claim the benefit of an applicable treaty and to avoid backup withholding, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person as defined in the Code and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities (such as partnerships) rather than corporations or individuals.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the U.S., and, if required by a tax treaty, dividends are attributable to a permanent establishment (or, in the case of an individual, a fixed base) that you maintain in the U.S., we generally are not required to withhold tax from the dividends, provided that you furnish the withholding agent with a properly completed Internal Revenue Service Form W-8ECI (or other applicable form) upon which you represent, under penalties of perjury, that (a) you are a non-U.S. person, and (b) the dividends are effectively connected with your conduct of a trade or business within the U.S. and are includible in your gross income. Such effectively connected dividends, although not subject to withholding tax, are subject to U.S. federal income tax and are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends received that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of or an exemption from U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is “effectively connected” with your conduct of a trade or business within the U.S., and the gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis,

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “United States real property holding corporation” or “USRPHC” for U.S. federal income tax purposes.

We believe that we have not been and are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the Nasdaq), only a non-U.S. holder who, actually or constructively, holds or has held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

A non-U.S. holder described in the first bullet above will be required to pay tax on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates, as if such holder were a U.S. person, except as otherwise required by an applicable income tax treaty. In addition, corporate non-U.S. holders described in the first bullet above may be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder who is an individual described in the second bullet above will be subject to tax at a rate of 30% on the gross amount by which such holder’s capital gains allocable to U.S. sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to U.S. sources, except as otherwise provided in an applicable income tax treaty.

U.S. Federal Estate Tax

Our common shares owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the U.S. at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the U.S. for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, or vice versa.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are a non-U.S. holder or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a “U.S.-related person,” information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, they generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.

THE UNITED STATES FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR SHARES OF OUR COMMON STOCK AND IS NOT TAX ADVICE. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SHARES OF OUR COMMON STOCK. YOU SHOULD CONSULT YOUR OWN INDEPENDENT TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP OF COMMON STOCK, AS WELL AS THE CONSEQUENCES TO YOU ARISING UNDER U.S. TAX LAWS OTHER THAN THE FEDERAL INCOME AND ESTATE TAX LAW OR UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus supplement will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Some of the partners of Kirkland & Ellis LLP are members of a partnership that is an investor in Luxco. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Luxco and some of its affiliates in connection with various legal matters. Certain legal matters with respect to the common stock offered pursuant to this prospectus supplement will be passed upon for the selling stockholder by Kirkland & Ellis LLP, Chicago, Illinois. Legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended September 30, 2008, 2007 and 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2008 appearing in our Form 10-K for the year ended September 30, 2008 are incorporated by reference herein in reliance upon the reports of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, also incorporated by reference herein, and upon their authority as experts in accounting and auditing.

PROSPECTUS

36,972,480 Shares

SIRONA DENTAL SYSTEMS, INC.

Common Stock

The selling stockholders named herein may offer and sell from time to time up to 36,972,480 shares of our common stock covered by this prospectus. The selling stockholders will receive all of the proceeds from any sales of their shares. We will not receive any of the proceeds, but we will incur expenses in connection with the offering.

Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 6.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SIRO.” On May 1, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $16.16 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 18, 2009

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplements. We have not authorized anyone to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

OUR COMPANY

We are a leading manufacturer of high-tech dental equipment. We focus on developing innovative systems and solutions for dentists globally. We provide a broad range of advanced products in each of four primary areas: Dental CAD/CAM Systems, Imaging Systems, Treatment Centers and Instruments. Our revenue for fiscal 2008 was $757.1 million. We sell our products globally, with the U.S. market contributing 29.2% of revenue, or $220.9 million, the German market contributing $153.8 million, or 20.3%, and the rest of the world contributing 50.5% of revenue, or $382.4 million, in fiscal 2008.

The following is a brief description of each of our segments:

Dental CAD/CAM Systems address the worldwide market for dental restorations, which includes several types of restorations, such as inlays, onlays, veneers, crowns, bridges, copings and bridge-frameworks made from ceramic, metal or composite blocks. We pioneered the application of high-tech CAD/CAM techniques to the traditional lab-based restoration process with the commercialization of the CEramic REConstruction, or CEREC, method. Our CEREC system is an in-office application which enables the dentist to produce high quality restorations from ceramic material and insert them into the patient’s mouth during a single appointment. CEREC represents an advantageous substitute for the traditional out-of-mouth pre-shaped restoration method, which requires a dentist to send a model of the damaged tooth to a dental laboratory, and therefore multiple patient visits. In fiscal year 2003, Sirona launched its CEREC 3 product, which has been periodically updated, including enhanced software applications. In fiscal 2007, we launched our next generation milling unit the MC XL, as well as new “Biogeneric” software. The MC XL produces a high quality, precisely fitted restoration in half the time that the classic CEREC milling unit requires. The MC XL’s fine tolerances are especially appreciated by doctors who demand the most precise restoration possible. In addition to CEREC, we also offer products for dental laboratories, such as inLab and inEos, which are designed to improve efficiency and reduce costs for the dental lab. inLab scans the model received from the dentist and mills the ceramic restoration, such as crown copings, bridge frameworks from ceramic or composite blocks, to the specifications of the captured image. In fiscal 2007 we launched our next generation inLab unit, the inLab MC XL. The new unit features a modern, elegant design with solid, heavy-duty construction. Milling performance and precision has been optimized and milling time as been considerably reduced. The inEos scanner, which was launched in 2005, is a high speed scanner which produces 3D digital images from a single tooth up to a jaw, directly from the plaster model. The inEos product has scanning times of less than 10 seconds, a significant factor which enhances productivity. In 2008, we expanded our CEREC offering through the introduction of CEREC Connect. CEREC Connect is a web based service that allows the digital impression acquired through the CEREC acquisition unit to be transferred electronically to InLab laboratories. The laboratories can use this data to create final restorations. Many restorations produced by a laboratory can be produced through the CEREC Connect system eliminating the need to take a physical impression in these cases.

Imaging Systems, which include a broad range of equipment for diagnostic imaging in the dental practice, using both film-based and digital technologies. We have developed a comprehensive range of imaging systems for panoramic and intra-oral applications. This allows the dentist to accommodate the patient in an efficient manner. Intra-oral x-ray equipment uses image-capture devices (film or sensor), which are inserted into the mouth behind the diagnostic area, and typically take images of one or two teeth. Panoramic x-ray equipment produces images of the entire jaw structure by means of an x-ray tube and an image capture device, which rotates around the head. In July 2004, we introduced our next generation of digital panoramic x-ray systems, the Orthophos XG line. The flagship model, the Orthophos XG Plus, provides specialists, orthodontists, oral surgeons and implantologists with over 30 programs and a wide variety of diagnostic possibilities. Other models of the family include the Orthophos XG 5 which is designed for general dental practitioners, and the basic model Orthophos XG 3. As a result of the transaction completed on June 20, 2006 (the “Exchange”) whereby we combined our business with Schick Technologies, Inc. (“Schick”), we expanded our imaging system product line to include Schick’s CDR (computed digital radiography) system, the leading intra-oral digital imaging system in the United States. Schick’s product line includes an imaging sensor based on CMOS technology and the Schick

Pan, a digital panoramic unit. In fiscal 2007, we introduced our GALILEOS 3D-imaging unit. Today, three- dimensional imaging is offering the field of dentistry previously undreamed-of diagnostic and therapeutic options in the fields of surgery, prosthetics, orthodontics, and restorative dentistry. GALILEOS was created to bring these options to life and integrate them efficiently into routine dental practices. In July 2008 we launched GALILEOS Compact, which is specifically tailored to meet the needs of the general practitioner and also has the ability to display traditional 2-D panoramic digital images.

Treatment Centers, which comprise a broad range of products from basic dentist chairs to sophisticated chair-based units with integrated diagnostic, hygiene and ergonomic functionalities, as well as specialist centers used in preventative treatment and for training purposes. We offer specifically configured products to meet the preferences of dentists within each region in which we operate. Our treatment center configurations and system integration are designed to enhance productivity by creating a seamless workflow within the dental practice. Our centers therefore allow the dentist to both improve productivity and increase patient satisfaction, significant factors in adding value to his or her practice. In October 2004, we acquired one of the leading Chinese manufacturers of basic treatment centers, located in Foshan (South China). These basic products are manufactured both for the domestic Chinese market and for export markets. In July 2008, we launched our new TENEO Treatment Center, which combines industry-leading technology with a timeless design that provides both patient and dentist with the ultimate in convenience and comfort.

Instruments, which includes a wide range of instruments, including handheld and power-operated handpieces for cavity preparation, endodontics, periodontology and prophylaxis. The instruments are supplemented by multi-function tips, supply and suction hoses, as well as care and hygiene systems for instrument preparation. Our instruments are often sold as packages in combination with treatment centers. During the last two years, we introduced several new products, including: SIROLaser, a versatile, compact, convenient diode laser that can be used in endodontics, periodontology and oral surgery; PerioScan, an all-in-one ultrasonic scaling unit, enabling both diagnosis and treatment of dental calculus with a single device; and SIROEndo, a root canal preparation unit that can be attached to any treatment center. We intend to continue to strengthen the position of our Instruments segment as a diversified supplier of high-quality, reliable, user-friendly and cost-efficient dental instruments.

We distribute our products globally to dental practices, clinics and laboratories through an international network of more than 300 distributors. Because distributors typically cover both dental equipment and consumables, they have regular contact with the dentist and are therefore optimally positioned to identify new equipment sale opportunities. Our primary distributors in the United States are Patterson Companies and Henry Schein, two of the world’s largest dental distributors. Outside of the United States, Henry Schein is our largest distributor, and, along with Pluradent, primarily distributes for us in Europe. We distribute elsewhere through a well developed network of independent regional distributors. We work closely with our distributors by training their technicians and sales representatives with respect to our products. With over 5,500 sales and service professionals trained each year, we are able to ensure high standards of quality in after-sale service and the best marketing of our products. The success of our products is evidenced by their importance to our distribution partners, and such products are in many cases among their best selling offerings.

Our geographic and product diversity is demonstrated by the following charts, which set forth our fiscal 2008 revenue by geographic region and product category:

Our manufacturing and assembly operations are conducted primarily at our facility in Bensheim (Germany) and at smaller manufacturing sites located in Long Island City, New York; China; Italy and Denmark. Manufacturing consists primarily of assembly, systems integration and testing. We generally outsource manufacturing of parts and components used in the assembly of our products but own the design and tools used by our key component suppliers. We do, however, manufacture most of the precision parts used for our instruments and we also operate an Electronic Center, for the supply of electronic boards and components.

We are a Delaware corporation. Our principal executive offices are located at 30-30 47th Avenue, Suite 500, Long Island City, New York 11101. The telephone number for our principal executive offices is (718) 482-2011. Our Internet address is sirona.com. This Internet address is provided for informational purposes only. The information at this Internet address is not a part of this prospectus.

RISK FACTORS

Our business is subject to significant risks. You should carefully consider the risks and uncertainties described in this prospectus and the documents incorporated by reference herein. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risk and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding the Company, its financial position, products, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “objectives,” “plans” and similar expressions, or the negatives thereof or variations thereon or comparable terminology as they relate to the Company, its products or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of various factors, including, but not limited to, those contained under the heading “Risk Factors” in this prospectus. All forward looking statements speak only as of the date of this prospectus and are expressly qualified in their entirely by the cautionary statements included herein. We undertake no obligation to update or revise forward-looking statements which maybe made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events other than required by law.

SELLING STOCKHOLDERS

Beneficial Ownership: The following table sets forth, as of May 1, 2009, certain information regarding the ownership of our common stock by the selling stockholders, the number of shares being registered hereby and information with respect to shares to be beneficially owned by the selling stockholders assuming all the shares registered hereunder are sold. The percentages in the following table reflect the shares beneficially owned by the selling stockholders as a percentage of the total number of shares of our common stock outstanding as of May 1, 2009.

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering(2)
Name	Number(1)	Percent		Number	Percent
Sirona Holdings Luxco S.C.A.(3)(4)	36,972,480	67.4%	36,472,480	500,000	0.91%
Jeffrey T. Slovin(5)	1,269,884	2.3%	500,000	769,884	1.4%

(1)	Beneficial ownership is determined in accordance with rules of the SEC and includes voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 1, 2009 are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2)	Assumes that the selling stockholders dispose of all of the shares of common stock covered by this prospectus and do not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholders will sell all or any portion of the shares covered by this prospectus.

(3)

The offices of Sirona Holdings Luxco S.C.A. (“Luxco”) are located at 412F route d’Esch, L-1030 Luxembourg. On June 30, 2005, Luxco obtained control over the Sirona business. The transaction was effected by using new legal entities, Sirona Holding GmbH and its wholly owned subsidiary Sirona Dental Services GmbH, to acquire 100% of the interest in Sirona Dental Systems Beteiligungs- und Verwaltungs GmbH, the former parent of the Sirona business, through a leveraged buy-out transaction (the “MDP Transaction”). Sirona Holdings S.A. (“Luxco Manager”) is the sole manager of Luxco and may therefore be deemed the beneficial owner of the shares, and its offices are located at 412F route d’Esch, L-1030 Luxembourg. MDCP IV Global Investments LP is the controlling shareholder of Luxco Manager and may therefore be deemed the beneficial owner of the shares, and its offices are located at c/o Walkers SPV

Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. MDP IV Global GP, LP is the sole general partner of MDCP IV Global Investments LP and may therefore be deemed the beneficial owner of the shares, and its offices are located at c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. MDP Global Investors Limited is the sole general partner of MDP IV Global GP, LP and may therefore be deemed the beneficial owner of the shares, and its offices are located at c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands. A majority of the following members of MDP Global Investors Limited have the authority to vote or dispose of the shares held by MDCP IV Global Investments LP: John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, Paul R. Wood, Benjamin D. Chereskin, Justin S. Huscher, James N. Perry, Jr., Thomas R. Reusche, Timothy P. Sullivan, Nicholas W. Alexos, Robin P. Selati, Gary J. Little GST Exempt Marital Trust, David F. Mosher and Thomas Souleles. Each of the members of MDP Global Investors Limited and each of MDCP IV Global Investments LP, MDP IV Global GP, LP and MDP Global Investors Limited disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. The address for each of the members of MDP Global Investors Limited is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

(4)	Although Jost Fischer, our Chief Executive Officer, Simone Blank, our Chief Financial Officer, Theo Haar, our Executive Vice President, and Harry M. Jensen Kraemer, Jr. and David K. Beecken, two of our directors, do not have voting or dispositive power over the securities held by Luxco, each owns securities of Luxco with varying rights to participate in distributions by Luxco. Although these securities do not directly translate to an indirect percentage ownership interest of the Company, Luxco estimates that Mr. Fischer, Ms. Blank, Mr. Haar, Mr. Kraemer, Mr. Beecken and Beecken Petty O’Keefe and Company, of which Mr. Beecken is a partner, would be entitled to approximately 6.8%, 4.6%, 1.1%, 0.4%, 0.3% and 6.7%, respectively, of distributions of Luxco based upon the estimated value of the investment as of September 30, 2008.

(5)	Includes 405,785 shares issuable upon the exercise of options granted to Mr. Slovin.

Material Relationships:

Service Agreements. Sirona, MDP IV Offshore GP, LP and Harry M. Jansen Kraemer Jr., one of our directors, were parties to a service agreement in connection with the MDP Transaction. This agreement provides for a one-time payment of €10,000,000 ($12,000,000) from Sirona to the other two parties for advice, support for negotiating the purchase agreement, preparation of financial models and projections and due diligence services for Sirona related to the MDP Transaction. The payment was made in the three month period ended September 30, 2005.

Sirona and Luxco are parties to an advisory services agreement that terminates on October 1, 2009, but is automatically renewed for successive one year terms unless either party provides notice of termination 60 days prior to the end of the term. Under the agreement, which became effective October 1, 2005, Sirona pays an annual fee to Luxco of €325,000 (approximately $400,000), and Luxco provides to Sirona certain advisory services regarding the structure, terms and condition of debt offerings by Sirona, financing sources and options, business development and other services. For a description of Luxco’s ownership, see footnote 4 to “Selling Stockholders—Beneficial Ownership.”

Registration Rights Agreement. We are parties to a Registration Agreement with Luxco granting Luxco registration rights with respect to the shares it received in the Exchange. Any group of holders of at least a majority of the securities with registration rights may require us to register all or part of their shares three times on a Form S-1 or an unlimited number of times on a Form S-3, provided that, in the case of a registration on Form S-3, the aggregate offering value of the securities to be registered must equal at least $20 million. In addition, the holders of securities with registration rights may require us to include their shares in future registration statements that we file, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. We will be obligated under the Registration Agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder’s registration rights, other than underwriting discounts and commissions. Additionally, we will agree to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the holders (or their affiliates) may be required to make because of any of those liabilities. We will also agree not to modify the terms and conditions of the existing registration rights agreement or grant registration rights that could adversely affect a holder’s registration rights under the Registration Agreement without the prior written consent of holders of at least a majority of the securities with registration rights. Jeffrey T. Slovin, who is our Executive Vice President, Chief Operating Officer of U.S. Operations and a director, has been granted similar registration rights.

Directors and Officers. Timothy P. Sullivan and Nicholas W. Alexos, members of MDP Global Investors Limited, are members of our board of directors. Jeffrey T. Slovin is our Executive Vice President, Chief Operating Officer and a member of our Board of Directors. For a description of Luxco’s ownership, see footnote 4 to “Selling Stockholders—Beneficial Ownership.”

USE OF PROCEEDS

All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from these sales.

PLAN OF DISTRIBUTION

We are registering 36,972,480 shares of our common stock for possible sale by the selling stockholders. Unless the context otherwise requires, as used in this prospectus, “selling stockholders” includes the selling stockholders named in the table above and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

The selling stockholders may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on the NASDAQ Global Select Market, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

The selling stockholders may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ Global Select Market or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Under the stockholders agreement, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including liabilities arising under the Securities Act. Under the stockholders agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock; however, the selling stockholders will pay any underwriting discounts or commissions relating to the sale of the shares of common stock in any underwritten offering.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares. Upon our notification by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the selling stockholder;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee, other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

The selling stockholders are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois. Some of the partners of Kirkland & Ellis LLP are members of a partnership that is an investor in Luxco. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Luxco and some of its affiliates in connection with various legal matters.

EXPERTS

The consolidated balance sheets of Sirona Dental Systems, Inc. and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended September 30, 2008, 2007 and 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2008 appearing in our Form 10-K for the year ended September 30, 2008 are incorporated by reference herein in reliance upon the reports of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, also incorporated by reference herein, and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The following documents, which have been filed with the SEC by us, are incorporated by reference in this prospectus (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

(1)	Sirona’s Annual Report on Form 10-K for the year ended September 30, 2008;

(2)	Sirona’s Quarterly Report on Form 10-Q for the quarters ended December 31, 2008 and March 31, 2009;

(3)	Sirona’s Current Report on Form 8-K filed on March 3, 2009 and December 15, 2008;

(4)	Sirona’s proxy statement for the 2008 annual meeting of stockholders filed on January 28, 2009; and

(5)	the description of Sirona’s Common Stock, par value $.01 per share, as contained in a registration statement on Form 8-A filed on June 10, 1997 including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Registration S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our stockholders may read and copy any reports, proxy statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding Sirona. The address of the SEC website is www.sec.gov.

We undertake to provide without charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus, other than exhibits to such other documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to:

Sirona Dental Systems, Inc.

30-30 47th Avenue

Suite 500

Long Island City

NY 11101

Attn: Corporate Secretary

Telephone: (718) 482-2011

7,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

J.P.Morgan	BofA Merrill Lynch

Co-Lead Manager

William Blair & Company

Co-Managers
Credit Suisse	Jefferies & Company

August 6, 2009